Pursuant to Rule 424(b)(3)
File No. 333-148095

PRELIMINARY PROSPECTUS

2,161,032 Shares

Ivivi Technologies, Inc.

Common Stock

This prospectus relates to 2,161,032 shares of our common stock which may be sold from time to time by certain holders of our securities, or by their pledgees, donees, transferees or other successors in interests.  Of such shares, 1,429,413 shares were issued and outstanding on the date hereof, and the remaining 731,619 shares are issuable upon the exercise of warrants held by the selling securityholders.  We will not receive any of the proceeds from the sale of the shares by the selling securityholders.  We will receive the proceeds of any cash exercise of the warrants.  We will pay the expenses of registering the shares sold by the selling securityholders.  See “Selling Securityholders” beginning on page 22 for a list of the selling securityholders.

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

The prices at which the selling securityholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.

Our common stock is traded on the American Stock Exchange under the symbol “II.”  On December 19, 2007, the last reported sale price of our common stock as reported on the American Stock Exchange was $4.51 per share.

Investing in our common stock involves a high degree of risk.  Before buying any securities, you should read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 21, 2007

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus and may not contain all the information that is important to you. This prospectus includes information about the securities being offered as well as information regarding our business. You should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the section entitled “Risk Factors,” and the information incorporated by reference in this prospectus. Unless the context otherwise requires, all references to “we,” “us,” “our company,” “the company” or “Ivivi” in this prospectus refer collectively to Ivivi Technologies, Inc., a New Jersey corporation.

Business Overview

           Ivivi Technologies, Inc. is an early-stage medical technology company focusing on designing, developing and commercializing proprietary electrotherapeutic technologies. Electrotherapeutic technologies use electric or electromagnetic signals to help relieve pain, swelling and inflammation and promote healing processes and tissue regeneration. We have focused our research and development activities on pulsed electromagnetic field, or PEMF, technology. This technology utilizes a magnetic field that is turned on and off rapidly to create a therapeutic electrical current in injured tissue, which then stimulates biochemical and physiological processes to help repair injured soft tissue and reduce related pain. We are currently marketing products utilizing our PEMF technology to the chronic wound and plastic and reconstructive surgery markets.  We are developing proprietary technology for other therapeutic medical markets.

Based on mathematical modeling, we develop and design proprietary PEMF signals, which we refer to as "electroceuticalsTM." These signals are intended to improve specific physiological processes, including those that generate the body's natural anti-inflammatory response. We are currently utilizing our PEMF technology to address a wide array of pathological conditions, including acute and chronic disorders in soft tissue such as chronic wounds, pain and edema, acute injuries and chronic inflammatory disorders. Chronic wounds include pressure ulcers, diabetic wounds and arterial and venous insufficiency wounds (wounds resulting from poor blood flow in the arteries or veins). We are also developing applications for increasing angiogenesis (new blood vessel growth), a critical component for tissue regeneration.

Our SofPulse product, which utilizes our PEMF technology, has been cleared by the United States Food and Drug Administration, the FDA, for the adjunctive use in the palliative treatment of post-operative pain and edema in superficial tissue. In July 2004, the Center for Medicare and Medicaid Services, or CMS, issued a National Coverage Determination, or NCD, requiring reimbursement by Medicare for the use of electromagnetic therapy for the treatment of chronic wounds.

Our products consist of the following three components:

•	the electroceutical signals;
•	a signal generator; and
•	an applicator.

           The signal generator produces a specific electroceutical signal that is pulsed through a cable and into the applicator. The applicator transmits the electroceutical signal into the desired area, penetrating medical dressings, casts, coverings, clothing and virtually all other non-metal materials. Our products can be used immediately following acute injury, trauma and surgical wounds, as well as in chronic conditions, and require no alteration of standard clinical practices to accommodate the therapy provided by our products. We continue to focus our research and development activities on optimizing the signal parameters of our PEMF technology in order to produce improved clinical outcomes and smaller more efficient products utilizing less power.

Since the mid-1990s, our products have been used in over 600,000 treatments by healthcare professionals on medical conditions, such as:

•	acute or chronic wounds, including post surgical wounds;
•	edema and pain following plastic and reconstructive surgery; and
•	pain associated with the inflammatory phase of chronic conditions.

For such purpose, we regard each 15-minute application on a target area of a patient as one treatment.

We are currently a party to, and intend to continue to seek, agreements with distributors to assist us in the marketing and distribution of our products. As of the date of this prospectus, we have engaged five domestic third-party distributors to assist us in marketing our products in the United States chronic wound care market and one distributor in Canada to assist us in marketing our products in the Canadian chronic wound care market. We are also actively pursuing exclusive arrangements with strategic partners we believe have leading positions in our target markets, in order to establish nationwide, and in some cases worldwide, marketing and distribution channels for our products.  Generally, under these arrangements, the strategic partners would be responsible for marketing, distributing and selling our products while we continue to provide the related technology, products and technical support. Through this approach, we expect to achieve broader marketing and distribution capabilities in multiple target markets.

On November 9, 2006, we entered into an exclusive worldwide distribution agreement with a wholly-owned subsidiary of Allergan, Inc., a global healthcare company that discovers, develops and commercializes pharmaceutical and medical device products in specialty markets. Pursuant to the agreement, we granted Allergan's subsidiary, and its affiliates the exclusive worldwide right to market, sell and distribute certain of our products, including all improvements, line extensions and future generations thereof in conjunction with any aesthetic or bariatric medical procedures in the defined marketing territory.  Under the agreement, we also granted Allergan’s subsidiary the right to rebrand such product, with Inamed owning all rights to such brands developed by such subsidiary for such purpose.  In September 2007, we received the initial order of 20,000 SofPulse devices from Allergan and initial marketing efforts for such device commenced.

Principal Executive Offices

           Our principal executive offices are located at 135 Chestnut Ridge Road, Montvale, New Jersey  07645. Our telephone number at that address is (201) 476-9600.  Our principal corporate website is www.ivivitechnologies.com.  Information contained on our website does not constitute part of this prospectus.

SUMMARY OF OFFERING

Common Stock Offered by Selling Securityholders:	2,161,032 shares*

Common Stock Issued and Outstanding as of December 12, 2007:	10,667,437 shares

Use of Proceeds:	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We will receive proceeds of any cash exercise of the warrants.

American Stock Exchange Symbol:	II

*     Includes 731,619 shares of our common stock that may be issued upon the exercise of warrants held by selling securityholders.

RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk.  You should carefully consider the risks described below, together with the other information contained in this prospectus, before buying our common stock.  These risks could have a material adverse effect on our business, financial condition and results of operations and the value of our common stock.

Risks Affecting Our Business

We have a limited operating history on which to evaluate our potential for future success and determine if we will be able to execute our business plan.  This makes it difficult to evaluate our future prospects and the risk of success or failure of our business.

We were formed in 1989, but had very limited operations until 1998 when we acquired the assets utilized by EPI in connection with its medical device business and your evaluation of our business and prospects will be based partly on our limited operating history.  While we have conducted development and sales and marketing activities, we have generated limited revenues to date.  Consequently, our historical results of operations may not give you an accurate indication of our future results of operations or prospects.  You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market.  These risks include:

•	our ability to effectively and efficiently market and distribute our products through our sales force and third-party distributors;

•	the ability of ADM Tronics Unlimited, Inc., or ADM, or other manufacturers utilized by us to effectively and efficiently manufacture our products;

•	our ability to obtain market acceptance of our current products and future products that may be developed by us;

•	our ability to sell our products at competitive prices which exceed our per unit costs; and

•	our ability to obtain regulatory approval or clearance of our products.

We may not be able to address these risks and difficulties, which could materially and adversely affect our revenues, operating results and our ability to continue to operate our business.

We have a history of significant and continued operating losses and a substantial accumulated earnings deficit and we may continue to incur significant losses.

We have generated only limited revenues from product sales and have incurred net losses of approximately $7.8 and $10.7 million for the fiscal years ended March 31, 2007 and 2006, respectively.  In addition, for the six months ended September 30, 2007 and 2006, respectively, we had a net loss of approximately $3.2 million and $4.0 million, respectively.  At September  30, 2007, we had an accumulated deficit of approximately $26.9 million.  We expect to incur additional operating losses, as well as negative cash flow from operations, for the foreseeable future, as we continue to expand our marketing efforts with respect to our products and to continue our research and development of additional applications for our products as well as new products utilizing our PEMF technology and other technologies that we may develop in the future.  Our ability to increase our revenues from sales of our current products and other products developed by us will depend on:

•	increased market acceptance and sales of our current products;

•	commercialization and market acceptance of new technologies and products under development; and

•	medical community awareness.

We have had difficulties with our financial accounting controls in the past.  If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We have had difficulties with our financial controls in the past.  As a public company, we have significant requirements for enhanced financial reporting and internal controls.  We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments.  The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

On or about March 28, 2006, Stonefield Josephson, Inc., our former independent auditors, advised us in writing and discussed with us orally its views regarding certain areas requiring improvement in our internal control over financial reporting.  The areas requiring improvement were generally: (i) lack of staff with technical accounting expertise to independently apply our accounting policies in accordance with accounting principles generally accepted in the United States, (ii) improper cut off procedures and (iii) lack of adequate back-up and documentation procedures with respect to our inventory prior to March 31, 2005 and with respect to stock options previously granted by us.  Our management has determined that, due to the reasons described above, we had not consistently followed established internal control over financial reporting procedures related to the analysis, documentation and review of selection of the appropriate accounting treatment for certain transactions.

Although we have assigned the highest priority to the improvement in our internal control over financial reporting and have taken, and will continue to take, action in furtherance of such improvement, we cannot assure you that the above-mentioned areas will be fully remedied, if ever.  Moreover, we cannot assure you that we will not, in the future, identify further areas requiring improvement in our internal control over financial reporting.  We cannot assure you that the measures we have taken or will take to remediate any areas in need of improvement or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our rapid growth.  If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

We have restated our financial statements in the past to reflect various corrections.  No assurances can be given that similar restatements will not be required in the future.

We restated our financial statements in the past to reflect various corrections of certain errors.  The impact of the restatement of such financial statements is included in our financial statements as of and for the year ended March 31, 2006.  In addition, we and our former auditors identified certain errors requiring correction to our statement of operations for the year ended March 31, 2005.  While we believe we have put processes in place to begin to remedy areas in our internal controls, no assurances can be given that we will not be faced with situations which may require us to restate our financial statements again.  Any such restatements could adversely effect the credibility of our reported financial results and the price of our common stock.

We are currently dependent on our products which utilize our PEMF technology, and increasing our revenues will depend on our ability to increase market penetration, as well as our ability to develop and commercialize new products and technologies.

Products based on non-invasive, electrotherapeutic technologies represent known methods of treatment that we believe have been under-utilized clinically.  Physicians and other healthcare professionals may not use products and technologies developed by us unless they determine that the clinical benefits to the patient are greater than those available from competing products or therapies or represent equal efficacy with lower cost.  Even if the advantage of our products and technologies is established as clinically and fiscally significant, physicians and other healthcare professionals may not elect to use such products and technologies.  The rate of adoption and acceptance of our products and technologies may also be affected adversely by unexpected side effects or complications associated with our products, consumers’ reluctance to invest in new products and technologies, the level of third-party reimbursement and widespread acceptance of other products and technologies.  Consequently, physicians and other healthcare professionals, healthcare payors and consumers may not accept products or technologies developed by us.  Broad market acceptance of our current products and other products and technologies developed by us in the future may require the education and training of numerous physicians and other healthcare professionals, as well as conducting or sponsoring clinical and fiscal studies to demonstrate the cost efficiency and other benefits of such products and technologies.  The amount of time required to complete such training and studies could be costly and result in a delay or dampening of such market acceptance.  Moreover, healthcare payors’ approval of use for our products and technologies in development may be an important factor in establishing market acceptance.

We may be required to undertake time-consuming and costly development activities and seek regulatory clearance or approval for new products or technologies.  Although the FDA has cleared our products for the treatment of edema and pain in soft tissue, we may not be able to obtain regulatory clearance or approval of new products or technologies or new treatments through existing products or maintain clearance of our existing products.  In addition, we have not demonstrated an ability to market and sell our products, much less multiple products simultaneously.  If we are unable to increase market acceptance of our current products or develop and commercialize new products in the future, we will not be able to increase our revenues.  The completion of the development of any new products or technologies or new uses of existing products will remain subject to all the risks associated with the commercialization of new products based on innovative technologies, including:

•	our ability to fund and establish research that supports the efficacy of new technologies and products;

•	our ability to obtain regulatory approval or clearance of such technologies and products, if needed;

•	our ability to obtain market acceptance of such new technologies and products;

•	our ability to effectively and efficiently market and distribute such new products;

•	the ability of ADM or other manufacturers utilized by us to effectively and efficiently manufacture such new products; and

•	our ability to sell such new products at competitive prices that exceed our per unit costs for such products.

If our customers are unable to receive reimbursement from third parties, including reimbursement from Medicare, our growth and revenues will be materially and adversely affected in markets where our customers rely on insurance coverage for payment.

Some healthcare providers such as hospitals and physicians that purchase, lease or rent medical devices in the United States generally rely on third-party payors, principally Medicare and private health insurance plans, including health maintenance organizations, to reimburse all or part of the cost of the treatment for which the medical device is being used.  Commercialization of our products and technologies in the United States will depend in part upon the availability of reimbursement for the cost of the treatment from third-party healthcare payors such as Medicare and private health insurance plans, including health maintenance organizations, in non-capitated markets, where we rely on insurance coverage for payment.  Such third-party payors are increasingly challenging the cost of medical products and services, which have and could continue to have a significant effect on the ratification of such technologies and services by many healthcare providers.  Several proposals have been made by federal and state government officials that may lead to healthcare reforms, including a government directed national healthcare system and healthcare cost-containment measures.  The effect of changes in the healthcare system or method of reimbursement for our current products and any other products or technologies that we may market in the United States cannot be determined.

While commercial insurance companies make their own decisions regarding which medical procedures, technologies and services to cover, commercial payors often apply standards similar to those used adopted by the Centers for Medicare & Medicaid Services, or CMS, in determining Medicare coverage.  The Medicare statute prohibits payment for any medical procedures, technologies or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury.  In 1997, CMS, which is responsible for administering the Medicare program, had interpreted this provision to deny Medicare coverage of procedures that, among other things, are not deemed safe and effective treatments for the conditions for which they are being used, or which are still investigational.  However, in July 2004, CMS reinstated Medicare reimbursement for the use of the technology used in our products in the treatment of non-healing wounds under certain conditions.

CMS has established a variety of conditions for Medicare coverage of the technology used in our products.  These conditions depend, in part, on the setting in which the service is provided.  For example, in 2004, CMS added electromagnetic therapy as a type of service payable in the home health setting, but subject to Medicare’s consolidated home health billing provisions.  Thus, Medicare will not pay separately for electromagnetic therapy services if the service is billed under a home health plan of care provided by a home health agency.  Rather, the home health agency must pay for the electromagnetic therapy as part of the consolidated payment made to the home health agency for the entire range of home health services under the patient’s care plan.

In December of 2005, we retained a consulting company specializing in CMS reimbursement and coverage matters to assist us in arranging and preparing for a meeting with CMS to request that CMS cover electromagnetic therapy for wound treatment separately in the home health setting.  We continued to retain this consulting company to assist us with CMS until our termination of the relationship in July 2007.  In August 2007, we engaged the services of a new consulting company to assist us with CMS.

In each of May 2006 and October 2007, with the assistance of our prior consulting company and our new consulting company, respectively, we held a meeting with CMS and made a presentation in support of reimbursement for the home health use of the technology used in our products.  Even if CMS were to approve separate reimbursement of electromagnetic therapy in the home health setting, the regulatory environment could change and CMS might deny all coverage for electromagnetic therapy as treatment of chronic wounds, whether for home health use or otherwise, which could limit the amount of coverage patients or providers are entitled to receive.  Either of these events would materially and adversely affect our revenues and operating results.  See the discussion below under the caption “Reimbursement.”  Medicare does not cover the cost of the device used for the electromagnetic treatment of wounds.

We cannot predict when, if ever, CMS will allow for reimbursement for the use of the technology in our products in the home, or what additional legislation or regulations, if any, may be enacted or adopted in the future relating to our business or the healthcare industry, including third-party coverage and reimbursement, or what effect any such legislation or regulations may have on us.  Furthermore, significant uncertainty exists as to the coverage status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available with respect to any of our future products or new applications for our present products.  In currently non-capitated markets, failure by physicians, hospitals, nursing homes and other users of our products to obtain sufficient reimbursement for treatments using our technologies would materially and adversely affect our revenues and operating results.  Alternatively, as the U.S. medical system moves to more fixed-cost models, such as payment based on diagnosis related groups, prospective payment systems or expanded forms of capitation, the market landscape may be altered, and the amount we can charge for our products may be limited and cause our revenues and operating results to be materially and adversely affected.

We will likely need additional capital to market our products and to develop and commercialize new technologies and products and it is uncertain whether such capital will be available.

Our business is capital intensive and we will likely require additional financing in order to:

•	fund research and development;

•	expand sales and marketing activities;

•	develop new or enhanced technologies or products;

•	maintain and establish regulatory compliance;

•	respond to competitive pressures; and

•	acquire complementary technologies or take advantage of unanticipated opportunities.

Our need for additional capital will depend on:

•	the costs and progress of our research and development efforts;

•	the preparation of pre-market application submissions to the FDA for our new products and technologies and costs associated therewith;

•	the number and types of product development programs undertaken;

•	the number of products we have manufactured for sale or rental;

•	the costs and timing of expansion of sales and marketing activities;

•	the amount of revenues from sales of our existing and potentially new products;

•	the cost of obtaining and maintaining, enforcing and defending patents and other intellectual property rights;

•	competing technological and market developments; and

•	developments related to regulatory and third-party coverage matters.

Although we expect that our available funds, along with funds generated from our operations, will be sufficient to meet our anticipated needs for at least the next 12 months, we will likely need to obtain additional capital to continue to operate and grow our business.  Our cash requirements may vary materially from those currently anticipated due to changes in our operations, including our marketing and distribution activities, product development, regulatory requirements, expansion of our personnel and the timing of our receipt of revenues.  Our ability to obtain additional financing in the future will depend in part upon the prevailing capital market conditions, as well as our business performance.  There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us or at all.  If additional financing is raised by the issuance of common stock you may suffer additional dilution and if additional financing is raised through debt financing, it may involve significant restrictive covenants which could affect our ability to operate our business.  If adequate funds are not available, or are not available on acceptable terms, we may not be able to continue our operations, grow our business or take advantage of opportunities or otherwise respond to competitive pressures and remain in business.

We outsource the manufacturing of our products to ADM, our largest shareholder and exclusive manufacturer, and if the operations of ADM are interrupted or if our orders exceed the manufacturing capabilities of ADM, we may not be able to deliver our products to customers on time.

Pursuant to a manufacturing agreement between us and ADM, our largest shareholder, ADM is the exclusive manufacturer of our products, and we may rely on ADM to manufacture other products that we may develop in the future.  ADM operates a single facility and has limited capacity that may be inadequate if our customers place orders for unexpectedly large quantities of our products, or if ADM’s other customers place large orders of products, which could limit ADM’s ability to produce our products.  In addition, if the operations of ADM were halted or restricted, even temporarily, or they are unable to fulfill large orders, we could experience business interruption, increased costs, damage to our reputation and loss of our customers.  Moreover, under our agreement, ADM may terminate the agreement under certain circumstances.  Although we have the right to utilize other manufacturers if ADM is unable to perform under our agreement, manufacturers of our products need to be licensed with the FDA, and identifying and qualifying a new manufacturer to replace ADM as the manufacturer of our products could take several months during which time, we would likely lose customers and our revenues could be materially delayed and/or reduced.

Because of our relationship with ADM and other affiliates, we may become subject to conflicts of interests that may adversely affect our ability to operate our business.

Our Vice Chairman of the Board and Co-Chief Executive Officer, Andre’ DiMino, serves as the President and Chief Executive Officer of ADM; and our President and Co-Chief Executive Officer, David Saloff, serves as a director of ADM.  This could create, or appear to create, potential conflicts of interest when members of our senior management are faced with decisions that could have different implications for us and for ADM.  For example, conflicts of interest could arise between us and ADM in various areas such as fundraising, competing for new business opportunities, and other areas.  In addition, ADM serves as the exclusive manufacturer of our products and we utilize personnel at ADM to provide administrative and other services to us.  No assurance can be given as to how potentially conflicted board members will evaluate their fiduciary duties to us and ADM, respectively, or how such individuals will act under such circumstances.  Furthermore, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public’s perception of us.

Our ability to execute our business plan depends on the scope of our intellectual property rights and not infringing the intellectual property rights of others.  The validity, enforceability and commercial value of these rights are highly uncertain.

Our ability to compete effectively with other companies is materially dependent upon the proprietary nature of our technologies.  We rely primarily on patents and trade secrets to protect our technologies.

We have:

•	one patent on our device, which expires in 2019, as well as two other patents for certain embodiments of PEMF and other aspects of such device;

•	eight U.S. non-provisional patent applications pending; and

•	two provisional U.S. patents pending.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by us based on, among other things:

•	subsequently discovered prior art;

•	lack of entitlement to the priority of an earlier, related application; or

•	failure to comply with the written description, best mode, enablement or other applicable requirements.

In general, the patent position of medical device companies is highly uncertain, still evolving and involves complex legal, scientific and factual questions.  We are at risk that:

•	other patents may be granted with respect to the patent applications filed by us; and

•	any patents issued to us may not provide commercial benefit to us or will be infringed, invalidated or circumvented by others.

The United States Patent and Trademark Office currently has a significant backlog of patent applications, and the approval or rejection of patents may take several years.  Prior to actual issuance, the contents of United States patent applications are generally published 18 months after filing.  Once issued, such a patent would constitute prior art from its filing date, which might predate the date of a patent application on which we rely.  Conceivably, the issuance of such a prior art patent, or the discovery of “prior art” of which we are currently unaware, could invalidate a patent of ours or prevent commercialization of a product claimed thereby.

Although we generally conduct a cursory review of issued patents prior to engaging in research or development activities, we may be required to obtain a license from others to commercialize any of our new products under development.  If patents that cover our existing or new products are issued to other companies, there can be no assurance that any necessary license could be obtained on favorable terms or at all.

There can be no assurance that we will not be required to resort to litigation to protect our patented technologies and other proprietary rights or that we will not be the subject of additional patent litigation to defend our existing and proposed products and processes against claims of patent infringement or any other intellectual property claims.  Such litigation could result in substantial costs, diversion of management’s attention, and diversion of our resources.

We also have applied for patent protection in several foreign countries.  Because of the differences in patent laws and laws concerning proprietary rights between the United States and foreign countries, the extent of protection provided by patents and proprietary rights granted to us by the United States may differ from the protection provided by patents and proprietary rights granted to us by foreign countries.

We attempt to protect our trade secrets, including the processes, concepts, ideas and documentation associated with our technologies, through the use of confidentiality agreements and non-competition agreements with our current employees and with other parties to whom we have divulged such trade secrets.  If our employees or other parties breach our confidentiality agreements and non-competition agreements or if these agreements are not sufficient to protect our technology or are found to be unenforceable, our competitors could acquire and use information that we consider to be our trade secrets and we may not be able to compete effectively.  Most of our competitors have substantially greater financial, marketing, technical and manufacturing resources than we have and we may not be profitable if our competitors are also able to take advantage of our trade secrets.

We may decide for business reasons to retain certain knowledge that we consider proprietary as confidential and elect to protect such information as a trade secret, as business confidential information or as know-how.  In that event, we must rely upon trade secrets, know-how, confidentiality and non-disclosure agreements and continuing technological innovation to maintain our competitive position.  There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information.

The loss of any of our executive officers or key personnel or consultants may materially and adversely affect our operations and our ability to execute our growth strategy.

Our ability to execute our business plan depends upon the continued services of Andre’ DiMino, our Vice Chairman of the Board and Co-Chief Executive Officer and David Saloff, our President and Co-Chief Executive Officer, as well as our key technology, marketing, sales, support and consulting personnel, including Dr. Arthur Pilla, one of our consultants, our Science Director and the Chairman of our Scientific Advisory Board.  Although we have entered into employment or consulting agreements containing non-compete agreements with Messrs. DiMino and Saloff and certain of our key personnel, including Dr. Pilla, we may not be able to retain these individuals or enforce such non-compete agreements under applicable law.  Further, our employment agreement with Mr. DiMino requires him to devote at least a majority of his work-time toward Ivivi; however, the remaining amount of his work-time may be devoted elsewhere, including at ADM.  As a result, Mr. DiMino’s attention to our business and operations may be diverted by his obligations elsewhere, including at ADM, and we may not be able to have access to Mr. DiMino as needed by us.  If we lost the services of these executive officers or our key personnel, our business may be materially and adversely affected and our stock price may decline.  In addition, our ability to execute our business plan is dependent on our ability to attract and retain additional highly skilled personnel.  We have key person life insurance in the amount of $2 million for Mr. DiMino, but not for any of our other executive officers or key employees.

We depend on a limited number of suppliers for our components and raw materials and any interruption in the availability of these components and raw materials used in our product could reduce our revenues and materially and adversely affect our operating results.

We rely on a limited number of suppliers for the components and raw materials used in our products.  Although there are many suppliers for each of our component parts and raw materials, we are dependent on a single or limited number of suppliers for many of the significant components and raw materials.  This reliance involves a number of significant risks, including:

•	unavailability of materials and interruptions in delivery of components and raw materials from our suppliers;

•	manufacturing delays caused by such unavailability or interruptions in delivery; and

•	fluctuations in the quality and the price of components and raw materials.

We do not have any long-term or exclusive purchase commitments with any of our suppliers.  Our failure to maintain existing relationships with our suppliers or to establish new relationships in the future could also negatively affect our ability to obtain our components and raw materials used in our products in a timely manner.  If we are unable to obtain ample supply of product from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers’ orders which could reduce our revenues and adversely affect our relationships with our customers and materially and adversely affect our operating results.

Risks Related to our Industry

The medical products market is highly competitive and susceptible to rapid change and such changes could render our existing products and any new products developed by us uneconomical or obsolete.

The medical products market is characterized by extensive research and development activities and significant technological change.  Our ability to execute our business strategy depends in part upon our ability to develop and commercialize efficient and effective products based on our technologies.  We compete against established companies as well as numerous independently owned small businesses, including Diapulse Corporation of America, Inc., which manufactures and markets devices that are substantially equivalent to some of our products; Regenesis Biomedical, which manufactures and markets devices that are similar to our first generation device; BioElectronics Corporation, which develops and markets the ActiPatchTM, a medical dermal patch that delivers PEMF therapy to soft tissue injuries; and KCI Concepts, Inc., which manufactures and markets negative pressure wound therapy devices in the wound care market.  We also face competition from companies that have developed other forms of treatment, such as hyperbaric oxygen chambers, thermal therapies and hydrotherapy.  In addition, companies are developing or may, in the future, engage in the development of products and/or technologies competitive with our products.  We expect that technological developments will occur and that competition is likely to intensify as new technologies are employed.  Many of our competitors are capable of developing products based on similar technology, have developed and are capable of continuing to develop products based on other technologies, which are or may be competitive with our products and technologies.  Many of these companies are well-established, and have substantially greater financial and other resources, research and development capabilities and more experience in obtaining regulatory approvals, manufacturing and marketing than we do.  Our ability to execute our business strategy and commercially exploit our technology must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of new medical processes, devices and products and their level of acceptance by the medical community.  Our competitors may succeed in developing competing products and technologies that are more effective than our products and technologies, or that receive government approvals more quickly than our new products and technologies, which may render our existing and new products or technology uncompetitive, uneconomical or obsolete.

We may be exposed to product liability claims for which our product liability insurance may be inadequate.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing and marketing of medical devices.  While we are not aware of any side-effects resulting from the use of our products, there may be unknown long-term effects that may result in product liability claims in the future.  Although we maintain $1.0 million of product liability insurance, we cannot provide any assurance that:

•	our insurance will provide adequate coverage against potential liabilities if a product causes harm or fails to perform as promised;

•	adequate product liability insurance will continue to be available in the future; or

•	our insurance can be maintained on acceptable terms.

The obligation to pay any product liability claim in excess of whatever insurance we are able to obtain would increase our expenses and could greatly reduce our assets.

If the FDA or other state or foreign agencies impose regulations that affect our products, our development, manufacturing and marketing costs will be increased.

The development, testing, production and marketing of our current products is, and other products developed by us may be, subject to regulation by the FDA as devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act.  Although the FDA has cleared our SofPulse product for the adjunctive use in the palliative treatment of post-operative pain and edema in superficial tissue, use of our current products and any new products developed by us will be subject to FDA regulation as well.  Before a new medical device, or a new use of, or claim for, an existing product can be marketed in the United States, it must first receive either 510(k) clearance or pre-market approval from the FDA, unless an exemption applies.  Either process can be expensive and lengthy.  The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can take longer and is unpredictable.  The process of obtaining pre-market approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA.

In the United States, medical devices must be:

•	manufactured in establishments subject to FDA inspection to assess compliance with the FDA Quality Systems Regulation, or QSR; and

•	produced in accordance with the QSR for medical devices.

As a result, we, as well as ADM, the exclusive manufacturer of our products, are required to comply with QSR requirements and if we fail to comply with these requirements, we will need to find another company to manufacture our products which could delay the shipment of our product to our customers.  In addition, ADM’s manufacturing facility:

•	is required to be registered as a medical device manufacturing site with the FDA; and

•	is subject to inspection by the FDA.

The FDA requires producers of medical devices to obtain FDA clearance and, in some cases, approval prior to commercialization in the United States.  Testing, preparation of necessary applications and the processing of those applications by the FDA is expensive and time consuming.  We do not know if the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by us in our efforts to obtain FDA clearance and approval.  The FDA may also place conditions on clearance and approvals that could restrict commercial applications of such products.  Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.  Delays imposed by the FDA clearance and approval process may materially reduce the period during which we have the exclusive right to commercialize patented products.

We have made modifications to our devices and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals.  Although we believe that our current products are covered by the FDA clearance provided in 1991 with respect to the original SofPulse product, in February 2007, in response to inquiries from the FDA, we voluntarily submitted a 510(k) application for our current products, which are modified versions of our SofPulse product.  We have had discussions with the FDA regarding our application and, in June 2007, we received a letter from the FDA requesting additional information from us.  If the FDA does not grant the 510(k) clearance for the modifications, we may be required to stop marketing and to recall the modified devices and could be subject to the other sanctions described below.  We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury.  We are not aware of any death or serious injury caused by or contributed to by our products, however, we cannot assure you that any such problems will not occur in the future with our existing or future products.

Additionally, our existing and future products may be subject to regulation by similar agencies in states and foreign countries.  While we believe that we have complied with all applicable laws and regulations, continued compliance with such laws or regulations, including any new laws or regulations in connection with our products or any new products developed by us, might impose additional costs on us or marketing impediments on our products which could adversely affect our revenues and increase our expenses.  The FDA and state authorities have broad enforcement powers.  Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, it could harm our business and materially and adversely affect our results of operations.

The FDA can impose civil and criminal enforcement actions and other penalties on us if we or our manufacturer fails to comply with FDA regulations which are often difficult to comply with.

Medical device manufacturing facilities must maintain records, which are available for FDA inspectors documenting that the appropriate manufacturing procedures were followed.  The FDA has authority to conduct inspections of our facility, as well as the facility of our manufacturer.  Labeling and promotional activities are also subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission.  If the FDA were to determine that the indication for use of our products has a more narrow meaning than that which we have historically deemed it to be, our ability to continue to market and sell our products could be materially adversely affected.  Any failure by us or the manufacturer of our products to take satisfactory corrective action in response to an adverse inspection or to comply with applicable FDA regulations could result in enforcement action against us or our manufacturer, including a public warning letter, a shutdown of manufacturing operations, a recall of our products, civil or criminal penalties or other sanctions.  From time to time, the FDA may modify such requirements, imposing additional or different requirements which may require us to alter our business methods which could result in increased expenses and materially and adversely affect our results of operations.  In addition, if the Federal Trade Commission were to commence an investigation concerning any of our claims about our products and conclude that our claims were false, misleading or deceptive in violation of the Federal Trade Commission Act, we could become subject to significant financial consequences and compliance measures, including, the repayment of some or all of our gross profits from such products and the compliance with various reporting requirements imposed by the Federal Trade Commission.

Risks Related To Our Common Stock

Executive officers, directors and entities affiliated with them will continue to have substantial control over us, which could delay or prevent a change in our corporate control favored by our other shareholders.

As of December 12, 2007, our directors, executive officers and principal shareholders (including ADM), together with their affiliates, beneficially own, in the aggregate, approximately 66.4% of our outstanding common stock, assuming the exercise of all outstanding options and warrants held by such persons that are exercisable within 60 days of such date.  In particular, ADM, of which Andre’ DiMino, our Vice Chairman of the Board and Co-Chief Executive Officer, is President and Chief Executive Officer, beneficially owns approximately 30.5% of our outstanding shares of common stock, and Mr. DiMino, together with members of the DiMino family, beneficially own approximately 40.5% of the outstanding shares of ADM.

Under the terms of a voting agreement among Mr. DiMino, David Saloff, our President and Co-Chief Executive Officer, Edward Hammel, our Executive Vice President and Chief Operating Officer, Sean Hagberg, Ph.D., our Chief Science Officer, Arthur Pilla, Ph.D., one of our consultants, our Science Director and the Chairman of our Scientific Advisory Board, Berish Strauch, M.D., one of our consultants and a member of our Medical Advisory Board, and certain other shareholders, Mr. DiMino shall have the right to vote up to 1,308,125 additional shares of our common stock (excluding shares underlying options held by such shareholders), representing approximately 12.2% of shares of our common stock outstanding as of December 12, 2007.  These figures do not reflect the increased percentages that the officers and directors may have in the future in the event that they exercise any additional options granted to them under the 2004 Amended and Restated Stock Option Plan or if they otherwise acquire additional shares of common stock.  The interests of our current officer and director shareholders and our largest shareholder may differ from the interests of other shareholders.

As a result, the current officer and director shareholders and ADM do and will continue to have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders including purchasers in this offering may vote, including the following actions:

•	the election of directors;

•	adoption of stock option plans;

•	the amendment of charter documents; or

•	the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Future sales of our common stock, including sales of our common stock acquired upon the exercise of outstanding options or warrants, may cause the market price of our common stock to decline.

We had 10,667,437 shares of common stock outstanding as of December 12, 2007, of which 4,490,886 shares are freely transferable without restriction and 6,176,551 shares (including an aggregate of 1,429,413 shares offered by this prospectus) are restricted as a result of securities laws.  In addition, as of December 12, 2007, options to purchase 2,724,975 shares of our common stock were issued and outstanding, of which 1,709,163 were vested.  All remaining options will vest over various periods ranging up to a five-year period measured from the date of grant.  The weighted-average exercise price of the vested stock options is $2.84, which is substantially lower than the current market price of our common stock.  As of December 12, 2007, warrants to purchase 2,657,039 shares of common stock were issued and outstanding.  We also may issue additional shares of stock in connection with our business, including in connection with acquisitions, and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans or warrants to third parties.  If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if such takeover would be beneficial to our shareholders.

Our amended and restated certificate of incorporation and by-laws include provisions which could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders.  These provisions will include:

•
authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and resist a takeover attempt;

•	limiting the ability of shareholders to call special meetings of shareholders;

•	requiring all shareholder actions to be taken at a meeting of our shareholders or by the unanimous written consent of our shareholders; and

•	establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, provisions of the New Jersey Business Corporation Act, including the New Jersey Shareholder Protection Act, and the terms of the employment agreements with our executive officers may discourage, delay or prevent a change in our control.

Due to provisions of our certificate of incorporation and by-laws, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until our next annual meeting.

Our amended and restated certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.  Our amended and restated certificate of incorporation provides that, subject to certain exceptions, only our board of directors, the chairman or vice chairman of our board of directors, a chief executive officer or a co-chief executive officer, as the case may be, or our president or, at the direction of any of them, any vice president or secretary may call special meetings of our shareholders.  Our by-laws also contain advance notice requirements for proposing matters that can be acted on by the shareholders at a shareholder meeting.  Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.  As such, any time-sensitive proposals that a shareholder may have may not be considered in a timely manner.

The trading price of our common stock is highly volatile, and you may not be able to resell your shares at or above the price at which you purchased your shares, or at all.

The trading price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•           quarterly variations in our results of operations or those of our competitors;

•           announcements by us or our competitors of acquisitions, new products,significant contracts, commercial relationships or capital commitments;

•           disruption to our operations or those of ADM, our exclusivemanufacturer, or our suppliers;

•           commencement of, or our involvement in, litigation;

•           any major change in our board or management;

•           changes in governmental regulations or in the status of our regulatory approvals;and

•           general market conditions and other factors, including factors unrelated to ourown operating performance.

In addition, the stock market in general, and the market for medical device technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance.   In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies.  This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If our common stock is delisted from the American Stock Exchange, you may not be able to resell your shares at or above the price at which you purchased your shares, or at all.

In order for our common stock to continue to be listed on the American Stock Exchange, we must meet the current American Stock Exchange listing requirements.  If we were unable to meet these requirements, our common stock could be delisted from the American Stock Exchange.  If our common stock were to be delisted from the American Stock Exchange, our common stock could continue to trade on the NASD’s over-the-counter bulletin board following any delisting from the American Stock Exchange, or on the Pink Sheets, as the case may be.  Any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of us by securities analysts, if any.  Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public or private equity markets.

Penny stock regulations may impose certain restrictions on marketability of our securities.

If we fail to maintain listing for our securities on the American Stock Exchange, and no other exclusion from the definition of a “penny stock” under the Securities Exchange Act of 1934, as amended, is available, then our common stock would be subject to “penny stock” regulations.  The SEC has adopted regulations which generally define a “penny stock” to be any equity security that is not trading on the American Stock Exchange or an exchange that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  As a result, if our common stock became subject to these regulations, it would be subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse).  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market.  The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability of investors to sell our common stock in the secondary market and the price at which such purchasers can sell any such securities.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of your stock.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future and any return on investment may be limited to the value of your stock.  We plan to retain any future earnings to finance growth.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements regarding our future performance. All forward-looking information is inherently uncertain and actual results may differ materially from assumptions, estimates or expectations reflected or contained in the forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. With respect to the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.

USE OF PROCEEDS

We are registering shares of our common stock pursuant to registration rights granted to the selling securityholders.  We will not receive any of the proceeds from the sale of the common stock by the selling securityholders named in this prospectus.  All proceeds from the sale of the common stock will be paid directly to the selling securityholders.

We may receive proceeds from the cash exercise of the warrants.  If all of the warrants exercisable for shares of common stock being registered in this offering are exercised for cash, we could receive net proceeds of up to approximately $4.1 million.  The holders of the warrants are not obligated to exercise the warrants and we cannot assure that the holders of the warrants will choose to exercise all or any of the warrants.  We intend to use the estimated net proceeds received upon exercise of the warrants, if any, for working capital and general corporate purposes.

We have agreed to pay all costs, expenses and fees relating to registering the shares of our common stock referenced in this prospectus. The selling securityholders will pay any brokerage commissions and/or similar charges incurred for the sale of such shares of our common stock.

SELLING SECURITYHOLDERS

This prospectus relates to the possible resale or other disposition by the selling securityholders of  2,161,032 shares of our common stock.  The shares of our common stock held by the selling securityholders are being registered for resale by the selling securityholders from time to time.  See “Plan of Distribution.”   The shares of common stock were acquired by the selling securityholders, as discussed below.

In December 2004 and February 2005, we completed a joint private placement with ADM Tronics, our largest shareholder, pursuant to which we issued (i) unsecured convertible notes in the aggregate principal amount of $6,087,500, which converted automatically into 1,630,232 shares of common stock upon the consummation of our initial public offering in October 2006, (ii) warrants to purchase an aggregate of 1,191,852 shares of our common stock at $3.51 per share and (iii) warrants to purchase shares of common stock of ADM Tronics, which warrants automatically expired upon the consummation of our initial public offering.  The notes bore interest at an annual rate of 6%, which was payable at the direction of the holder in cash, shares of ADM Tronics common stock or shares of our common stock following the consummation of our initial public offering.  We issued to certain of the selling securityholders and aggregate of  21,378 shares and 18,016 shares of our common stock on December 27, 2006 and January 17, 2007, respectively, in lieu of cash for interest payments on the notes.  In connection with the sale of the notes and warrants in our private placement, we registered for resale pursuant to our Registration Statement on Form SB-2 (File No. 333-122768) all of the shares of our common stock issued upon the conversion of the notes upon the consummation of our initial public offering and issuable upon exercise of the warrants, excluding shares issued in lieu of cash for interest payments on the notes.  We agreed to use our commercially reasonable efforts to file a registration statement for the resale of shares issued in lieu of cash for interest payments on the notes following the nine-month anniversary of the consummation of our initial public offering.  This prospectus forms a part of the registration statement for 39,366 shares of common stock issued in lieu of cash for payment of interest on the notes.

In connection with the private placement we completed in December 2004 and February 2005, we issued to an affiliate of the placement agent, warrants to purchase an aggregate of up to 92,675 and 92,214 shares of our common stock at an exercise price of $5.08 and $3.51 per share, respectively, as adjusted.  We also issued to an affiliate of the placement agent, a warrant to purchase up to 146,726 shares of our common stock at an exercise price of $6.33 per share, as adjusted, in exchange for financial advisory services provided to us.  We have agreed to register for resale the shares of our common stock underlying such warrants.  This prospectus forms a part of the registration statement for the 331,615 shares of our common stock underlying such warrants.

In November 2005 and March 2006, we completed a private offering to four institutional accredited investors of (i) unsecured convertible promissory notes in the aggregate principal amount of $2,000,000 bearing interest at a rate of 8% per annum, payable in cash, increasing by 1% every 365 days from the date of issuance of the notes to a maximum of 12% per annum, which converted automatically upon the consummation of our initial public offering in October 2006 into 392,157 shares of our common stock at a conversion price equal to $5.10 per share (85% of the initial public offering price per share) and (ii) warrants to purchase up to an aggregate the same number of shares of our common stock at $6.00 per share (100% of the initial public offering price per share), subject to adjustment.  As part of such private placement, we granted the holders of the notes and warrants demand and piggy-back registration rights, following the nine-month anniversary of the consummation of our initial public offering, with respect to the shares of common stock issued upon automatic conversion of the notes and issuable upon exercise of warrants.  This prospectus forms a part of the registration statement for 392,157 shares of common stock issued upon the automatic conversion of the notes and warrants to purchase up to an aggregate of up to 400,004 shares of our common stock issued in connection with such private placement.

On October 19, 2007, we sold 1,000,000 shares of our common stock at $5.00 per share to a selling securityholder in a private placement pursuant to a securities purchase agreement, dated October 15, 2007, between such selling security holder and us.  As part of such transaction, we entered into a registration rights agreement, which contains a covenant by us to register the resale of the shares purchased pursuant to a registration statement within 60 days of the date of closing and to use commercially reasonable efforts to cause the registration statement to be declared effective within 120 days of closing (or 150 days upon receipt of comments from the SEC). In the event we fail to meet the filing and effectiveness deadlines, we will be subject to customary penalties.  This prospectus forms a part of the registration statement for the 1,000,000 shares of our common stock issued in such private placement.

The following table lists the selling securityholders and presents certain information regarding their beneficial ownership of our common stock as well as the number of shares of our common stock they may sell from time to time pursuant to this prospectus.  This table is prepared based on information supplied to us by the selling securityholders, and reflects holdings as of December 12, 2007.  As of December 12, 2007, 10,667,437 shares of our common stock were issued and outstanding.  As used in this prospectus, the term “selling securityholders” includes the entities listed below and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from any of the selling securityholders as a gift, pledge or other transfer.

Except for Ajax Capital LLC,  Kenneth S. Abramowitz & Co., Inc., Maxim Partners LLC and Guerilla Partners, L.P., as discussed below, no material relationships exist between any of the selling securityholders and us nor have any such material relationships existed within the past three years.  Steven M. Gluckstern, our Chairman of the Board since October 2006, is the sole member of Ajax Capital LLC, and Kenneth S. Abramowitz, a member of our Board of Directors since October 2006, is the sole shareholder of Kenneth S. Abramowitz & Co., Inc.  Maxim Partners LLC owns  a controlling interest in Maxim Group LLC, which is a registered broker dealer that acted as exclusive placement agent with respect to the private placement we completed in December 2004 and February 2005 and as the representative of the several underwriters of our initial public offering which we completed in October 2006.  Maxim Group LLC also provided financial advisory services to us during the fiscal years ended March 31, 2005 and March 31, 2006, and thereafter until the consummation of our initial public offering in October 2006, for which we provided Maxim Partners LLC a warrant to purchase up to 146,726 shares of common stock at an exercise price of $6.33 per share, as adjusted.  Guerilla Capital L.P. provided consulting services to us during the fiscal years ended March 31, 2005 and March 31, 2006, and thereafter until the consummation of our initial public offering in October 2006, for which we provided warrants to purchase 123,617 shares of common stock at an exercise price of $5.55 per share, as adjusted.

					Common Stock Beneficially Owned After this Offering
Selling Securityholders	Number of Shares of Common Stock Beneficially Owned		Shares Being Offered		Number of Shares Outstanding		Percent of Shares Outstanding
The Pinnacle Fund, L.P.(1)	1,000,000		1,000,000		0		0
Ajax Capital LLC(2) +	396,079	(3)	396,079	(3)	0	(4)	0
Kenneth S. Abramowitz & Co., Inc.(5) +	99,021	(6)	99,021	(6)	0	(7)	0
Millennium Partners, L.P.(8) ^	207,942	(9)	207,942	(9)	0	(10)	0
Valor Capital Management, L.P. (11)	89,119	(12)	89,119	(12)	0		0
Steven Berkowitz, M.D.	14,241	(13)	535		13,706	(13)	*
Lee A. Pearlmutter Trust(21)	7,388	(13)	535		6,853	(13)	*
Ronald Marks	28		28		0		0
Peter J. Van Emon	3,621	(14)	193		3,428	(14)	*
Aaron D. Weinberger	5,587	(14)	231		5,356	(14)	*
Richard Linchitz and Rita Linchitz	56,660	(15)	1,838		54,822	(15)	*
Guerilla Partners, L.P.(22)	451,243	(16)	6,266		449,977	(16)	*
Edgar and Kim Massabni	28,334	(17)	922		27,412	(17)	*
Peter Brennan ^	56,365	(15)	1,543		54,822	(15)	*
Stephen Cohen	13,943	(13)	237		13,706	(13)	*
Jack Silver TR Sherleigh Associates Inc. Profit Sharing Plan(23)	988,066	(18)	24,928		963,138	(18)	9.0%
Maxim Partners LLC(19)^	331,615	(20)	331,615	(20)	0		0
_______________________

*	Indicates ownership of less than 1%.

+	Except as indicated by a (+), no selling securityholder is an officer, director, affiliate or 5% shareholder of ours.

^
Except as indicated by a (^), no selling securityholder is a broker dealer or an affiliate of a broker-dealer.  Peter Brennan is a registered representative with Matrix Capital Market Groups, Inc., a broker-dealer. Maxim Partners LLC owns a controlling interest in Maxim Group LLC, a registered broker dealer.  Millenium Partners, L.P. is an affiliate of a broker dealer.

(1)
The control person of The Pinnacle Fund, L.P. is Barry M. Kitt, the sole member of Pinnacle Fund Management, L.L.C, which is the General Partner of Pinnacle Advisers, L.P., which is the General Partner of The Pinnacle Fund, L.P.  Mr. Kitt exercises sole voting and dispositive powers with respect to securities owned by The Pinnacle Fund, L.P.

(2)
The control person of Ajax Capital LLC is Steven M. Gluckstern, the sole member of Ajax Capital LLC.  Mr. Gluckstern exercises sole voting and dispositive powers with respect to securities owned by Ajax Capital LLC.

(3)
Includes 200,001 shares of common stock issuable upon exercise of outstanding warrants held by Ajax Capital LLC.  Does not include (i) 81,250 shares of common stock issuable upon exercise of rights of Mr. Gluckstern to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders, including, Andre’ DiMino, our Co-Chief Executive Officer and Vice Chairman, David Saloff, our Co-Chief Executive Officer and President, and Edward Hammel, our Executive Vice President and Chief Operating Officer, pursuant to a share purchase right agreement; (ii) 65,000 shares of which are subject to a voting agreement between Mr. Gluckstern under which Mr. DiMino has the right to vote such shares; provided, however, that the voting agreement with respect to such shares shall terminate on the earlier to occur of  October 24, 2009 and the purchase of such shares by Mr. Gluckstern pursuant to the share purchase agreement; or (iii) 775,000 shares of our common stock issuable upon exercise of options to purchase shares of our common stock held by Mr. Gluckstern, of which options to purchase up to 516,661 shares of common stock are exercisable within 60 days of December 12, 2007.

(4)
Does not include (i) 81,250 shares of common stock issuable upon exercise of rights of Mr. Gluckstern to purchase an aggregate of up to 81,250 shares of common stock during the period from November 8, 2005 to November 8, 2010 granted by certain shareholders, including, Andre’ DiMino, our Co-Chief Executive Officer and Vice Chairman, David Saloff, our Co-Chief Executive Officer and President, and Edward Hammel, our Executive Vice President and Chief Operating Officer, pursuant to a share purchase right agreement; (ii) 65,000 shares of which are subject to a voting agreement between Mr. Gluckstern under which Mr. DiMino has the right to vote such shares; provided, however, that the voting agreement with respect to such shares shall terminate on the earlier to occur of  October 24, 2009 and the purchase of such shares by Mr. Gluckstern pursuant to the share purchase agreement; or (iii) 775,000 shares of our common stock issuable upon exercise of options to purchase shares of our common stock held by Mr. Gluckstern, of which options to purchase 516,661 shares are exercisable within 60 days of December 12, 2007.

(5)
The control person of Kenneth S. Abramowitz & Co., Inc. is Kenneth S. Abramowitz, the sole shareholder of Kenneth S. Abramowitz & Co., Inc.  Mr. Abramowitz exercises sole voting and dispositive powers with respect to securities owned by Kenneth S. Abramowitz & Co., Inc.

(6)
Includes 50,001 shares of common stock issuable upon exercise of outstanding warrants. Does not include 40,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock held by Mr. Abramowitz, of which options to purchase 20,000 shares are exercisable within 60 days of December 12, 2007.

(7)
Does not include 40,000 shares of common stock issuable upon exercise of options to purchase shares of our common stock held by Mr. Abramowitz, of which options to purchase 20,000 shares exercisable within 60 days of December 12, 2007.

(8)
Millennium Management LLC, a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P.  Israel A. Englander is the sole managing member of Millennium Management LLC.  As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management LLC.  The foregoing should not be construed in and of itself as an admission by either Millennium Management LLC or Mr. Englander as to beneficial ownership of the shares of common stock owned by Millennium Partners, L.P.

(9)
Includes 105,001 shares of common stock issuable upon exercise of outstanding warrants held by Millennium Partners, L.P.  Does not include 1,972 shares of our common stock owned by Millenco LLC, an affiliate of Millenium Partners, L.P.

(10)	Does not include 1,972 shares of common stock held by Millenco LLC, an affiliate of Millenium Partners, L.P.

(11)
The control person of Valor Capital Management, L.P. is John M. Kratky, III, the managing member of Kratky Management, LLC, general partner of Valor Capital Management, L.P.  Mr. Kratky exercises sole voting and dispositive powers with respect to securities owned by Valor Capital Management, L.P.

(12)	Includes 45,001 shares of common stock issuable upon exercise of outstanding warrants.

(13)	Includes 6,853 shares of common stock issuable upon exercise of outstanding warrants.

(14)	Includes 3,428 shares of common stock issuable upon exercise of outstanding warrants.

(15)	Includes 27,411 shares of common stock issuable upon exercise of outstanding warrants.

(16)	Includes 258,926 shares of common stock issuable upon exercise of outstanding warrants.

(17)	Includes 13,706 shares of common stock issuable upon exercise of outstanding warrants.

(18)	Includes 516,869 shares of common stock issuable upon exercise of outstanding warrants held by Sherleigh Associates Profit Sharing Plan.

(19)
Maxim Partners LLC owns 98% of Maxim Group LLC, a registered broker dealer. MJR Holdings LLC owns 72% of Maxim Partners LLC. Mike Rabinowitz is the principal manager of MJR Holdings and exercises voting and dispositive power with respect to the securities owned by Maxim Partners LLC.

(20)	Includes 331,615 shares of common stock issuable upon exercise of outstanding warrants.

(21)	The control person of Lee A. Pearlmutter Trust is Lee A. Pearlmutter. Mr. Pearlmutter exercises sole voting and dispositive powers with respect to securities owned by Lee A. Pearlmutter Trust.

(22)	Peter Siris and Leigh Curry have voting and investment control over such securities.

(23)
The control person of Sherleigh Associates Inc. Profit Sharing Plan is Jack Silver, the trustee of Sherleigh Associates Inc. Profit Sharing Plan.  Mr. Silver has sole voting and dispositive powers with respect to securities owned by Sherleigh Associates Inc. Profit Sharing Plan.

PLAN OF DISTRIBUTION

The selling securityholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions.  These sales may be at fixed or negotiated prices.  The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

Upon our being notified in writing by a selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon our being notified in writing by a selling securityholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares of common stock will be paid by the selling securityholder and/or the purchasers.  Each selling securityholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling securityholder’s business and, at the time of its purchase of such securities such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling securityholder that it may not use shares registered under the registration statement of which this prospectus is a part to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus is a part shall have been declared effective by the SEC.  If a selling securityholder uses this prospectus for any sale of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The selling securityholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling securityholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock.  We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are specifically incorporated by reference into this prospectus:

(1)	our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007;

(2)	our Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007;

(3)	our Quarterly Report on Form 10-QSB for the quarter ended September30, 2007;

(4)	our proxy statement on Schedule 14A for our annual meeting of shareholders held on October 1, 2007;

(5)	our Current Reports on Form 8-K filed with the SEC on September 26, 2007, October 4, 2007, October 16, 2007 and October 19, 2007;

(6)	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (1) above;

(7)
the description of our common stock contained in our set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act and declared effective by the Securities and Exchange Commission on October 18, 2006 (File No. 001-33088) and any and all amendments and reports filed for the purpose of updating such description; and

(8)	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus.  We will provide this information upon written or oral request at no charge to the requester.  The request for this information must be made to the following:

Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, New Jersey  07645
Attention:  Chief Financial Officer
(201) 476-9600

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.  Copies of our SEC filings are also available through our website (http://www.ivivitechnologies.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the common stock offered by this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement.  A copy of the registration statement may be inspected, without charge, at the offices of the SEC at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549, upon the payment of any fees required by the SEC. The registration statement is also available on the SEC’s website at http://www.sec.gov.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Lowenstein Sandler P.C., Roseland, New Jersey.

EXPERTS

  The financial statements as of March 31, 2007 and March 31, 2006 and for the fiscal years then ended, included in this prospectus have been audited by Raich Ende Malter & Co. LLP, independent auditors, as stated in its report appearing in this prospectus and elsewhere in the registration statement of which this prospectus forms a part, and have been so included in reliance upon the reports of such firm given upon its authority as experts in accounting and auditing.

IVIVI TECHNOLOGIES, INC.

2,161,032 Shares

Common Stock

December 21, 2007